UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-36368

KING DIGITAL ENTERTAINMENT PLC

(Exact Name of Registrant as Specified in Its Charter)

King Digital Entertainment plc

6th Floor, 2 Grand Canal Square

Dublin 2, Ireland

+44 (0) 20 3440 2393

(Address of principal executive offices)

King.com Inc.

188 King Street, Unit 302

San Francisco, CA 94107

(415) 777-8204

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Scheme Meetings and Extraordinary General Meeting

On November 30, 2015, King Digital Entertainment plc, a public limited company incorporated under the laws of Ireland (“King”), issued a scheme circular (the “Scheme Document”) that recommended the acquisition for cash by ABS Partners C.V., a partnership formed in The Netherlands (“AB Sub”) and a wholly-owned subsidiary of Activision Blizzard, Inc., a Delaware corporation (“AB”), of the entire issued and to be issued ordinary share capital of King (the “Acquisition”) by means of a scheme of arrangement under Chapter 1 of Part 9 of the Irish Companies Act 2014 (the “Scheme” or “Scheme of Arrangement”) and in accordance with the Irish Takeover Panel Act 1997, Takeover Rules, 2013 (the “Irish Takeover Rules”).

A copy of the Scheme Document is attached to this Form 6-K as Exhibit 99.1, copies of the forms of proxy card for each of the shareholder meetings described in the Scheme Document are attached to this Form 6-K as Exhibits 99.2, 99.3, 99.4 and 99.5, and a copy of an announcement issued by King on November 30, 2015 in connection with such meetings and the issuance of the Scheme Document is attached to this Form 6-K as Exhibit 99.6.

Irrevocable Undertakings

In addition, and in connection with the Acquisition, AB and AB Sub have received irrevocable undertakings from certain holders of King Restricted Shares (as defined in the Scheme Document), including Robert Cohn (a member of King’s board of directors), that in their capacity as holders of King Restricted Shares they will vote in favor of the resolutions to be considered at the King Restricted Share Class Scheme Meeting (as defined in the Scheme Document) in respect of their entire beneficial holdings of King Restricted Shares (the “Restricted Share Irrevocable Undertakings”). These Restricted Share Irrevocable Undertakings represent, in aggregate, 473,021 King Restricted Shares and, together with the 15,625 King Restricted Shares that are separately subject to the voting undertakings pursuant to the Irrevocable Undertakings (as defined in the Scheme Document), represent approximately 76% of the issued King Restricted Shares at the Voting Record Time (as defined in the Scheme Document). The Restricted Share Irrevocable Undertakings will lapse and cease to be binding if the Transaction Agreement (as defined in the Scheme Document) is terminated in accordance with its terms.

The foregoing description of the Restricted Share Irrevocable Undertakings does not purport to be complete and is qualified in its entirety by reference to the form of Restricted Share Irrevocable Undertaking, which is attached as Exhibit 99.7 to this Form 6-K.

STATEMENTS REQUIRED BY THE IRISH TAKEOVER RULES

The members of King’s board of directors accept responsibility for the information contained in this Form 6-K other than information relating to AB, AB Sub, the AB group, the members of AB’s board of directors, the sole manager of ABS Partners I, LLC (in its capacity as the general manager of AB Sub) and members of their immediate families, related trusts and persons connected with them for which the members of AB’s board of directors and the sole manager of ABS Partners I, LLC (in its capacity as the general manager of AB Sub) accept responsibility. To the best of the knowledge and belief of the members of King’s board of directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Form 6-K for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan”), which is authorized and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for King and no one else in connection with the matters set out in this Form 6-K and will not regard any other person as its client in relation to the matters in this Form 6-K and will not be responsible to anyone other than King for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter referred to herein.

DISCLOSURE REQUIREMENTS FOR CERTAIN HOLDERS OF AB OR KING SECURITIES

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in, 1% or more of any class of “relevant securities” of King, all “dealings” in any “relevant securities” of King (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 p.m. (New York time) on the “business day” following the date of the relevant transaction.

This requirement will continue until the Effective Date or the Offer Period (as each term is defined in the Scheme Document) otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of King, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of King by AB or AB Sub, or by any party acting in concert with it, must also be disclosed by no later than 12 p.m. (New York time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in this section of this Form 6-K set forth in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, you should consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

NO OFFER OR SOLICITATION

Nothing in this Form 6-K, including any exhibit attached hereto or information incorporated herein by reference, is intended to or does constitute an offer to purchase, sell, subscribe for or exchange, or the solicitation of an offer to purchase, sell, subscribe for or exchange or an invitation to purchase, sell, subscribe for or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This Form 6-K, including any exhibit attached hereto or information incorporated herein by reference, does not constitute a prospectus or an equivalent document and it is not intended to, and does not, constitute or form any part of an offer or invitation to sell or purchase or subscribe for any securities or a solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise.

The release, publication or distribution of this Form 6-K, including any exhibit attached hereto or information incorporated herein by reference, in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this Form 6-K, including any exhibit attached hereto or information incorporated herein by reference, and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Scheme Document, dated November 30, 2015
99.2	Form of Proxy Card – King Ordinary Share Class Scheme Meeting
99.3	Form of Proxy Card – King Linked Share Class Scheme Meeting
99.4	Form of Proxy Card – King Restricted Share Class Scheme Meeting
99.5	Form of Proxy Card – King Extraordinary General Meeting
99.6	Announcement re Posting of Scheme Document and Scheme Meetings, dated November 30, 2015
99.7	Form of Restricted Share Irrevocable Undertaking

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KING DIGITAL ENTERTAINMENT PLC

Date: November 30, 2015	By:	/s/ Riccardo Zacconi
	Name:	Riccardo Zacconi
	Title:	Chief Executive Officer